SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G
                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                     PURSUANT TO RULES 13D-1(B) AND (C) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13D-2(B)
                             (AMENDMENT NO. 2 ) (1)
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                            ALPHANET SOLUTIONS, INC.
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                                (NAME OF ISSUER)


                          COMMON STOCK, $.01 PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)


                                   020787 10 7
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                                 (CUSIP NUMBER)


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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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    CUSIP NO. 020787 10 7                    13G          PAGE 2 OF 5 PAGES
              ------------                                     --   --
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   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITY ONLY)

                STAN GANG
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]
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   3      SEC USE ONLY

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   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
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                         5    SOLE VOTING POWER                    1,938,000
     NUMBER OF                                                     ---------
      SHARES             -------------------------------------------------------
   BENEFICIALLY
    OWNED BY             6    SHARED VOTING POWER                       N/A
      EACH
    REPORTING            -------------------------------------------------------
   PERSON WITH
                         7    SOLE DISPOSITIVE POWER               1,938,000
                                                                   ---------
                         -------------------------------------------------------

                         8    SHARED DISPOSITIVE POWER                  N/A

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    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    1,938,000
                                                                    ---------
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   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                 [X]

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   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9              31.1%
                                                                       ----
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   12     TYPE OF REPORTING PERSON*                                       IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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 ITEM 1(A).   NAME OF ISSUER:

              The issuer of the securities to which this statement relates is AlphaNet Solutions, Inc., a New Jersey corporation (the "Issuer").

 ITEM 1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              The Issuer's principal executive offices are located at 7 Ridgedale Avenue, Cedar Knolls, New Jersey 07927.

 ITEM 2(A).   NAME OF PERSON FILING:

              The person filing is Stan Gang.

 ITEM 2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              The principal business office is AlphaNet Solutions, Inc., 7 Ridgedale Avenue, Cedar Knolls, New Jersey 07927.

 ITEM 2(C).   CITIZENSHIP:

              The citizenship is U.S.A.

 ITEM 2(D).   TITLE OF CLASS OF SECURITIES:

              The title of the class of securities is common stock, $0.01 par value.

 ITEM 2(E).   CUSIP NUMBER:

              The CUSIP number is 020787 10 7.

 ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

              Selection of a filing category pursuant to Rules 13d-1(b) or 13d-2(b) is not applicable.

 ITEM 4.      OWNERSHIP.

         (a) The number of shares beneficially owned by Stan Gang is 1,938,000.

         (b)      The percent of the class held by Stan Gang is 31.1%.

         (c)      (i)      Stan Gang has sole power to vote or to direct the
                           vote of 1,938,000 shares.

                  (ii) The shared power to vote or to direct the vote of shares is not applicable.

                  (iii) Stan Gang has sole power to dispose or to direct the disposition of 1,938,000 shares.

                  (iv) The shared power to dispose or to direct the disposition of shares is not applicable.

         The foregoing information excludes the share ownership of The Gang Annuity Trust (the "Trust"). Stan Gang expressly disclaims beneficial ownership of the 135,000 shares of common stock of the Issuer owned by the Trust. The trustee of the Trust is Andrew Kimmel, Esq., the settlor and income beneficiary is Stan Gang, Chairman of the Board, President and Chief Executive Officer of the Issuer, and the beneficiaries of the trust are Stan Gang's two adult children, including Michael Gang, a director and employee of the Issuer. The Trust is an irrevocable five-year annuity trust which terminates automatically on January 3, 1999 pursuant to which, until termination, the trust will pay an annuity amount from the net income of the trust to Stan Gang or his estate, if applicable, no less than quarter annually, in an amount equal to the greater of $60,000 or the entire net income of the trust estate for such period. In the event net income is insufficient to pay such annuity amount, the principal of the trust will be used for the payment of such annuity amount. Upon termination of the annuity term, any remaining principal not required to be paid to Stan Gang in satisfaction of the final annuity amount shall be divided equally and put into two separate trusts to be established for the benefit of Stan Gang's two adult children, each of whom will be an income beneficiary of such respective trust until termination pursuant to the terms thereof, at which time all remaining principal shall be distributed to such children, respectively. Mr. Kimmel, as trustee, has full voting and dispositive power with respect to the shares of the Company held by the trust.

 ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         The ownership of five percent or less of a class is not applicable.

 ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         The ownership of more than five percent on behalf of another person is not applicable.

 ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         The identification and classification of the subsidiary which acquired the security being reported on by the parent holding company is not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         The identification and classification of members of a group is not applicable.

 ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

         The notice of dissolution of a group is not applicable.

ITEM 10. CERTIFICATION.

         The certification regarding Rule 13d-1(b) is not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 29, 1999                            /s/ STAN GANG
                                            ------------------------------------
                                            Stan Gang (Shareholder)


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission.

         ATTENTION. Intentional misstatements or omissions of fact constitute Federal criminal violations. (SEE 18 U.S.C. 1001.)